505 Montgomery Street, Suite 2000 San Francisco, California 94111-2562 Tel: (415) 391-0600 Fax: (415) 395-8095 www.lw.com

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Mr. John Reynolds

Assistant Director, Office of Emerging Growth Companies

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop: 0511

Re:	Amendment No. 2 to Registration Statement on Form SB-2 (Registration No. 333-122431) of Orion Acquisition Corp. II

Dear Mr. Reynolds:

On behalf of Orion Acquisition Corp. II, a Delaware corporation (the “Registrant”), we hereby set forth the following information in response to the comments contained in the letter dated April 12, 2005, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The comments of the Staff contained in that letter are repeated in this letter below, and are followed by a summary of the responsive actions taken, and, as applicable, supplemental information provided to the Staff. Amendment No. 2 to the Registration Statement on Form SB-2 of the Registrant, filed with the Commission on April 25, 2005 (the “Amendment No. 2”), reflects the Registrant’s responses to the Staff’s comments.

In addition to the supplemental and other information provided to the Staff in connection with this letter, the Registrant has enclosed herewith as a courtesy to the Staff four (4) paper copies of Amendment No. 2, each of which has been marked to reflect the cumulative revisions made by the Registrant to the Registration Statement on Form SB-2, as amended by Amendment No. 1 thereto, filed with the Commission on March 11, 2005 (the “Amendment No. 1”).

For purposes of this letter, we have used the term “Registration Statement” to refer to the Registration Statement on Form SB-2 of the Registrant, as initially filed with the Commission on January 31, 2005, exclusive of any amendments subsequent thereto; and the term “Amended Registration Statement” to refer to the Registration Statement, as amended by Amendment No. 1 thereto and Amendment No. 2 thereto.

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April 25, 2005

General

1.	As you are aware, the staff is considering the company’s supplemental response to our prior comment 1.

The Staff’s comment in a letter dated April 20, 2005 stated that:

After consideration of the company’s supplemental response and discussion with counsel, we reissue our prior comment 1 of our letter dated February 25, 2005. Your offering appears to be an “at the market” primary offering of equity securities by or on behalf of the registrant under Rule 415(a)(4) of Regulation C. Because you do not qualify to conduct a primary offering “at the market,” please revise the terms of your offering to provide that all offers and sales will be made at a disclosed fixed price for the duration of the offering, resales will be made on a prompt and continuous basis, and the selling shareholders will be identified as underwriters.

Pursuant to the telephone call between Michael Karney, Esq. and Jay Ingram Esq. of the Staff with John Huber of Latham & Watkins LLP on April 20, 2005, the Registrant has revised the terms of the offering to include only selling stockholders who are non-affiliates of the Registrant, and who are neither broker-dealers nor affiliates or associates of broker-dealers.

The Registrant undertakes that it will not file a registration statement with respect to the shares held by affiliates, officers and directors of the Registrant or broker-dealers or affiliates of broker-dealers who were named as selling stockholders in Amendment No. 1 for one year after the date of this letter. Pursuant to the Staff’s comment the offering will be made at a fixed price for the duration of the offering and the selling stockholders will each be identified as underwriters.

If you have any questions concerning this response please contact John Huber at (202) 637-2242.

2.	We do not understand the first sentence on the prospectus cover page relating to the “sale by us of up to 225,500 shares of our common stock issuable upon the exercise of outstanding warrants.” As noted in your supplemental response to our prior comment 2, the Class B Warrants were initially issued in 1995 pursuant a registration statement on Form SB-2, Commission File No, 333-3255. It also appears that the referenced SB-2 registered the common stock underlying the Class B warrants. It, therefore, appears as though you not registering the “sale” of the stock underlying the warrants but merely seeking to employ the provisions of Rule 429 of Regulation C in order to deliver a current prospectus for the exercise of the warrants. To this extent, we direct your attention to Rule 429 which requires, among other things, that you identify any earlier registration statement to which this combined prospectus relates by setting forth the Commission file number at the bottom of the facing page of the latest registration statement. See Rule 429(b). If you disagree, advise supplementally. Also, clarify on the cover page of the prospectus whether you are seeking to register the resale of the stock issuable upon conversion of the warrants. Finally, expand the disclosure under “Warrants” subsection on page 43 to fully discuss the terms of the warrants and to identify the holders.

In response to the Staff’s comment, the Registrant supplementally advises the Staff that the Amended Registration Statement is intended to cover the issuance and sale by the Registrant of up to 225,500 shares of common stock (the “Class B Warrant Shares”) issuable upon exercise of the Registrant’s outstanding Class B Redeemable Unit Purchase Warrants (the “Class B Warrants”).

The Registrant acknowledges that the Registrant’s Registration Statement on Form SB-2 (Registration No. 333-3252) (together with the prospectus contained therein dated July 2, 1996, and filed with the Commission pursuant to Rule 424(b)(4) under the Securities Act, the “Prior Registrant Statement”), did register the issuance and sale by the Registrant of the Class B Warrants which where exercisable for units, consisting of one share of common stock and one Redeemable Class A Common Stock Purchase Warrant (the “Class A Warrants”). The Prior Registration Statement did not, however, register the common stock issuable upon exercise of the Class B Warrants. The Prior Registration Statement discloses that the Registrant sought the registration only of shares of common stock issuable upon the exercise of the Class A Warrants of the Registrant which were issuable upon exercise of the Class B Warrants. We note that the Class A Warrants, by their terms, expired on July 1, 2001.

April 25, 2005

The Registrant refers the Staff to the “Calculation of Registration Fee” table in the Prior Registration Statement, which lists each class of securities registered in connection therewith. In addition, the applicable explanatory footnotes to that table indicate that, in terms of common stock issued by the Registrant to be registered, the Prior Registration Statement related only to shares of common stock issuable upon exercise of the Class A Warrants.

In conclusion, we respectfully submit that, because the Prior Registration Statement did not register the Class B Warrant Shares the Prior Registration Statement is not an “earlier registration statement” vis-à-vis the Amended Registration Statement within the meaning of Rule 429. As a result, we believe that Rule 429 under the Securities Act is not applicable with respect to the Amended Registration Statement.

In addition, in response to the Staff’s comment, the Registrant has revised the Amended Registration Statement to clarify that the Prior Registration Statement did not register the issuance and sale by the Registrant of the Class B Warrant Shares and that the Amended Registration Statement does not seek to register their resale. Such revisions are on page 44 of Amendment No. 2.

Summary

3.	We reissue our prior comment 5. Please explain the term “value-enhancing milestone events.”

April 25, 2005

The Registrant has revised Amendment No. 2 to provide additional disclosure with respect to an explanation of the meaning of the term “value-enhancing milestone events” in each case in which such term has been used in Amendment No. 2, in response to the Staff’s comment.

Use of Proceeds, page 16

4.	Disclosure indicates the aggregate net proceeds to you “from the sale of 225,500 shares of common stock issuable upon exercise of such purchase warrants will be approximately $1,306,136.” We do not understand this statement since the company is not the holder of the warrants. We also note that the exercise price of these warrants is $0.125 which results in proceeds of approximately $28,188. Revise your disclosure as appropriate or advise supplementally. We also refer you to disclosure contained on page 43 beneath the “Warrants” subheading and our comments thereon.

The Registrant has revised the disclosure on the cover page of the prospectus and on pages 4,16 and 52 of Amendment No. 2 in response to the Staff’s comment.

Business, page 19

5.	We reissue our previous comment 21. It appears that the basis for much of the disclosure about your company’s industry and the data addressing the feasibility of your company’s research is based upon industry publications, your company’s internal research, and the results of experiments and research conducted by and at several Russian medical/research facilities. Please cite the specific sources for all disclosed statistics, estimates, assertions, and opinions or assume responsibility for the veracity of the information. Should you choose to cite the sources, advise us as to whether or not the information is publicly available. For all information that is not publicly available for a nominal fee, be advised that you must provide a consent for its use or adopt the information as the company’s own.

The Registrant has revised Amendment No. 2 to include, as applicable, either a citation to such information or additional disclosure that contains a statement that the Registrant assumes responsibility for the veracity of such information, in response to the Staff’s comment.

Manufacturing

6.	Please continue to revise your disclosure consistent with our prior comment 24. Expand your disclosure regarding the material terms, financial and otherwise, of the agreements with Pisgah Labs, Inc. and QS Pharma, L.L.C.

The Registrant has revised the disclosure on page 32 of Amendment No. 2 in response to the Staff’s comment.

Management

7.	Please provide the disclosure required by Item 401 of Regulation S-B for all persons nominated or chosen to become directors and executive officers. See Item 401(a) of

April 25, 2005

Regulation S-B. In this regard, the company’s Preliminary Proxy Statement filed on Schedule 14A on March 14, 2005 indicates that Daniel Adams, Gregory H. Bailey, Kim Blickenstaff, and Steve Gorlin have been nominated for directors of the company as of January 31, 2005.

The Registrant has revised the disclosure on pages 34 and 35 of Amendment No. 2 in response to the Staff’s comment.

Summary Compensation Table

8.	The information contained in the second footnote is confusing when read in connection with the disclosure contained in the table and the first footnote. It appears that Dr. Hung and Mr. Machado have been compensated yet, in the second footnote, you indicate that “[for the fiscal years ended December 31, 2002, and 2003, and until December 17, 2004, the company did not compensate its officers or directors.” Clarify your disclosure as appropriate or advise supplementally as to why further revision is unnecessary.

The Registrant has revised the Summary Compensation Table, and the footnotes associated therewith, on pages 35 and 36 of Amendment No. 2 in response to the Staff’s comment.

Scientific And Clinical Advisory Board

9.	The company’s supplemental response to our prior comment 47 indicates that Sergey Sablin is the company’s Scientific Director. Is Mr. Sablin a member of the company’s Scientific and Clinical Advisory Board? It seems as though Mr. Sablin is a significant employee for which disclosure is required pursuant to Item 401(b) of Regulation S-B. Revise or advise.

The Registrant supplementally advises that Staff that Mr. Sablin is not a member of the Clinical Advisory Board of the Registrant. As indicated on pages 32 and 33 of Amendment No. 1, the members of the Registrant’s Scientific and Clinical Advisory Board are Paul Aisen, M.D., Sergey Bachurin, Ph.D., S.Sc., Prof., Rachelle Doody, M.D., Ph.D., Benjamin Lewin, Ph.D., and Roger Tung, Ph.D. Mr. Sablin is an employee of the Registrant and holds the title of Scientific Director. Mr. Sablin is trained as a research scientist and is the only employee of the Registrant who speaks and reads Russian. Because Dimebon has been used in Russia for many years, there is a body of scientific and other literature in Russian that pertains to Dimebon. Mr. Sablin’s primary responsibility at the Registrant is to translate that literature from Russian into English. Should Mr. Sablin cease to be available to provide this service, the Registrant could engage the services of third party translation companies to do so, including for scientific literature. The Registrant thus does not expect Mr. Sablin to make a significant contribution to its business and, as a result, does not consider Mr. Sablin to be a “significant employee” within the meaning of Item 401(b).

Principal and Selling Stockholders

10.	We note your revisions in response to our previous comment 34. You identify the following selling shareholders as broker-dealers or affiliates of broker-dealers: Anthony DiGiandomenico, MDB Capital Group, LLC, ProMed Partners, L.P., ProMed Offshore Fund II, Ltd., ProMed Partners II, L.P., Topix, Inc., John Braniff, ProMed Offshore Fund, Ltd., Karen Simi, Joseph Barletta, David O. Zenker, Jr., Brock Capital Group, LLC, Christopher MacIntyre, Robert Guinta, Julie Dad, Kimberly Renner. Unless the securities being registered for resale on behalf of these entities were received as underwriting or placement agent compensation, please identify these entities as underwriters.

The Registrant has revised the Principal and Selling Stockholder table in Amendment No. 2 to remove all broker-dealers and affiliates of broker-dealers from the table as selling stockholders.

April 25, 2005

11.	Please add a footnote addressing any relationship of Special Situations Cayman Fund, L.P. to Austin Marxe and David Greenhouse.

The Registrant has revised the referenced disclosure in Amendment No. 2 by the addition of footnote 15 in response to the Staff’s comment.

12.	Please add footnotes addressing the relationships between Walker Smith International Fund Ltd., Walker Smith Capital (QP), L.P., Walker Smith Capital, L.P., WS Opportunity Fund International Ltd., and WS Opportunity Fund (QP), L.P., to Walker Smith Capital. In this regard, we refer you to the disclosure contained in footnote 11 to company’s Principal and Selling Stockholder table in the initial filing.

The Registrant has revised the referenced disclosure in Amendment No. 2 by the addition of footnote 14 in response to the Staff’s comment.

Statement of Operations

13.	We note your response to our prior comment 42. It does not appear appropriate to retroactively restate equity and earnings per share based on the exchange ratio of shares issued in the merger, since no shares of common stock have been issued in exchange for the outstanding common stock of the private operating company, Medivation, Inc. Please revise the financial statements accordingly.

The Registrant has revised the referenced disclosure in Amendment No. 2 and has included a new Note 1A to the consolidated financial statements describing such revision in response to the Staff’s comment.

Part II - Information Not Required in Prospectus

Exhibits

Legality Opinion

14.	Please revise your legality opinion to indicate that the opinion opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware Constitution, and reported decisions interpreting those laws.

In response to the Staff’s comment, we note that in the November 14, 2000 publication Current Issues and Rulemaking Projects of the Division of Corporation Finance, the Staff indicated that it would not comment further on the inclusion of language limiting the law covered by opinions regarding securities whose issuer is incorporated in the State of Delaware to the

April 25, 2005

Delaware General Corporation Law once the Staff received written confirmation that counsel rendering the opinion concurs with the Staff’s understanding that the reference and limitation to the Delaware General Corporate Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

We confirm that we concur with the Staff’s understanding that the reference and limitation to the Delaware General Corporation Law in our opinion, filed as Exhibit 5.1 to Amendment No. 1, includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Form 8-K/A filed March 4, 2005

15.	The financial statements filed under Item 9.01 of Form 8-K should be the pre-merger financial statements of Medivation for the annual and interim periods required by Item 310(c)(3). Please amend the filing to remove the post-acquisition financial statements of the subsidiary as of December 31, 2004, and provide the interim statements of operations, cash flows and related disclosures, as of September 30, 2004.

The Registrant respectfully acknowledges the comment of the Staff, and undertakes to promptly revise the Current Report on Form 8-K, as amended, and file with the Commission an additional amendment thereto, in response to the Staff’s comment.

16.	Footnote 3(f) discloses accounting treatment for intellectual property related milestone payments due to third parties. Please expand the discussion of intellectual property in Note 7 to include a description of the events that trigger milestone/royalty payments and the related milestone/royalty payment amounts.

The Registrant respectfully acknowledges the comment of the Staff, and undertakes to promptly revise the Current Report on Form 8-K, as amended, and file with the Commission an additional amendment thereto, in response to the Staff’s comment. In addition, the Registrant has added new disclosure in Note 7 to the consolidated financial statements in Amendment No. 2 to reflect the Staff’s comment.

Form 10-KSB filed February 11, 2005

17.	Please revise the Form 10-KSB to reflect all applicable comments on the Form SB-2, including those previously issued.

The Registrant respectfully acknowledges the comment of the Staff, and undertakes to promptly revise the Annual Report on Form 10-KSB of the Registrant for the fiscal year ended December 31, 2004, and file an amendment thereto, in response to the Staff’s comment.

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Thank you for your prompt review of Amendment No. 2. Please address any additional comments to the undersigned via facsimile at (415) 395-8095. If you have any questions

April 25, 2005

regarding the foregoing, please do not hesitate to contact the undersigned at (415) 395-8284, or Michael W. Hall at (650) 463-2655.

Very truly yours, /s/ Bradley A. Bugdanowitz
of LATHAM & WATKINS LLP

cc: Distribution List